20 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,400 Reed Elsevier PLC ordinary shares at a price of 1179.7853p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 74,156,185 ordinary shares in treasury, and has 1,131,562,966 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 4,457,850 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 70,000 Reed Elsevier NV ordinary shares at a price of €22.4054 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,879,044 ordinary shares in treasury, and has 653,616,755 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 2,580,500 shares.